UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-04186

(Check One):    [X] Form 10-K and 10-KSB  [  ] Form 20-F   [  ] Form 11-K
                [ ] Form 10-Q and 10-QSB  [  ] Form N-SAR



                       For Period Ended: December 31, 2008



    Nothing on this Form shall be construed to imply that the Commission has verified any information contained herein

PART I.  REGISTRANT INFORMATION

                           THE SAGEMARK COMPANIES LTD.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

        1285 Avenue of the Americas, 35th Floor, New York, New York 10019
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                      Address of Principal Executive Office


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PART II. RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense [x]

         (b) The subject annual report, semi-annual report, transition report on Form 10-K and Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q and Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date
                                                                        [x]

         (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable                      [ ]


PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to delays in receiving certain information from third parties, delayed access to certain records and financial information, limited funds and no staff other than the Company's CEO, the report on Form 10-K could not be timely filed without unreasonable effort or expense. See additional explanation below.


PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

              Cathy Bergman, Chief Executive Officer: 212.554.4219

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [x] Yes [ ] No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

EXPLANATION:

Our significant debt obligations and continued operating losses were an impediment to efforts to obtain the capital required to support our debt obligations, our on-going PET imaging center operations and further our radiation therapy ventures.

Our Board of Directors determined on February 6, 2008, that it was in our best interest and that of our shareholders and our creditors to seek a divestiture from our PET imaging centers and our radiation therapy ventures in an attempt to satisfy our significant debt obligations. At such date, secured debt and guarantees related to our PET imaging operations approximated $12.9 million and, additionally, we had guaranteed approximately $4.5 million of debt related to the radiation therapy ventures.

In connection with such decision, on February 25, 2008 we sold our equity interests in our two PET imaging centers located in Rockville Centre and Forest Hills, New York.

However, other than the above noted sale, although we aggressively attempted to divest ourselves of our PET imaging centers, we were unable to conclude any sales for our remaining PET imaging centers. On March 11, 2008, at the direction of our Board of Directors, we began to terminate the operations of the imaging centers that we owned or managed located in Wichita, Kansas, Parsippany, New Jersey, East Setauket, New York, Jacksonville, Florida, and Tamarac, Florida, all of which were closed and ceased operations on or before March 31, 2008. As of June 30, 2008, we terminated our final imaging center operations in Hialeah, Florida. We defaulted on the payments due to various secured lenders pursuant to the finance agreements for the PET imaging equipment at each of these six imaging centers and the lenders repossessed all of such equipment and/or arranged for the sale of such equipment to third parties in foreclosure actions.

Additionally, during 2008 we disposed of our radiation therapy ventures and discontinued all activities related thereto. Our $4.5 million of guarantees related to this business segment were cancelled.

In November 2008, we closed our corporate offices in Boca Raton, Florida, terminated all employees and placed the majority of our books and records in long term storage. At that time, our Chief Executive Officer, Chief Financial Officer and sole member of the Board of Directors resigned and a new Chief Executive Officer and sole member of the Board was installed.


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We significantly reduced our debt and obligations during 2008 aggressively negotiating and entering into settlement agreements with our various secured and unsecured creditors. However, at year end 2008 we have debts and obligations that remain of approximately $600,000 ($272,000 of which is secured debt and the balance of which is unsecured debt and trade payables). This amount is exclusive of a default judgment of $1.6 million, plus legal fees and interest that accrue monthly. We do not have sufficient capital to cure any of these debts or obligations.

Additional details on the foregoing will be set forth in our Form 10-K.

                           THE SAGEMARK COMPANES LTD.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  March 31, 2009                            By:   /s/ Cathy Bergman
                                                     -----------------------
                                                  Name: Cathy Bergman
                                                  Title: Chief Executive Officer